Exhibit 16.1

[KPMG Letterhead]

March 6, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Coronado Global Resources Inc. and, under the date of February 24, 2020, we reported on the consolidated financial statements of Coronado Global Resources Inc. as of and for the years ended December 31, 2019 and 2018. On March 2, 2020, we were dismissed. We have read Coronado Global Resources Inc.’s statements included under Item 4.01 of its Form 8-K dated March 6, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with Coronado Global Resource Inc.'s statement that the change was approved by the Audit, Governance and Risk committee of the Board of Directors, and any statement included in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP